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Sit Mutual Funds

Global Investment Outlook & Strategy
January 2023

In our January 2023 report, we discuss the economic outlook and our global investment strategy in more detail. Topics covered include:

- An Outsized Risk of a Global Recession Remains but Timing is Uncertain
- China's Chaotic Zero-Covid U-turn Paves the Way for a GDP Rebound
- The Fed is Nearing the End of Aggressive Tightening as Inflation Eases
- The Rebasing of P/Es and EPS Forecasts Improves the Risk-Reward for Stocks
- Technology Stocks Oversold Given Numerous Secular Drivers

Click here to download the report or, if you'd like to receive a paper copy each quarter, let us know.

To learn more, visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Disclosure

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com